Mail Stop 3561

September 21, 2006

Via Fax & U.S. Mail

Mr. David Block Temin, Corporate Vice President
Elbit Systems Ltd.
Advanced Technology Center
Haifa, Israel 31053

      **Re:**    **Elbit Systems Ltd.**
               **Form 20-F/A for the year ended December 31, 2005**
               **Filed July 6, 2006**
               **File No. 000-28998**

Dear Mr. Temin:

We have reviewed your response letter dated September 13, 2006 and have the following comment. We think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comment will be complied with, or, if the comment is deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

<u>Annual Report on Form 20-F for the year ended December 31, 2005</u>

<u>Notes to consolidated financial statements, page 10</u>
<u>Note 7. Compensation Receivables in Respect of Fire Damage, page 36</u>

1.      We note your response to our prior comment 5 and continue to believe that the $25.9 million receivable should not be recorded on the balance sheet due to the uncertainty of collection related to ongoing litigation per SOP 96-1, paragraph 140.  Furthermore, your response indicates that since Elisra believed the receivable to be probable of collection, the related loss on the damages suffered to the equipment in the fire was not recorded.  We are not persuaded that it is probable the $25.9 will be collected simply because "the Elisra Group believes [the amount] is not in dispute."  Please provide us with further evidence concerning your position and clearly explain why Elbit and Elisra believe the amount is not in dispute and will ultimately be collected when it appears this claim has been outstanding for several years.  Include accounting literature in your response that supports your position, as well as any further legal information regarding the "preliminary evidentiary findings" and specifically why the $25.9 million is not in dispute.  Please note that we do not believe that simply because the $25.9 million has not yet been contested by the insurance company that this item is not in dispute.  We may have further comment upon receipt of your response.

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You may contact Heather Tress at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief